

Mail Stop 7010

November 26, 2007

Via U.S. mail and facsimile

Mr. Kerry Propper
Chief Executive Officer
Chardan South China Acquisition Corporation
China Energy Technology Limited
625 Broadway, Suite 1111
San Diego, CA 92101

> **Re:** **Chardan South China Acquisition Corporation**
> **China Energy Technology Limited**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed November 9, 2007**
> **File No. 333-142894 and 333-142894-01**

Dear Mr. Propper:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file a marked copy of the registration statement that shows changes since Amendment No. 2. Please note the requirements of Rule 472(a) that changes effected in an amendment must be marked to clearly and precisely.

2. Please provide updated financial statements and related disclosures, as necessary, to comply with Article 3-12 of Regulation S-X.

3. We note that you have not yet filed an opinion of counsel regarding the legality of the securities. Please note that we will review the opinion when it is filed and may have comments.

Head Dragon Holdings Financial Statements for the Period Ended June 30, 2007

Note 16 – Segmented Information, page FII-37

4. We note your response to our prior comment 16. We remind you that all segmental information within your registration statement must be presented using your most recent reportable segment structure. Refer to Section 2.L.4. of our Outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf. Based on the information currently disclosed in your footnote, it is unclear to us that the assets, liabilities, income and expense you have assigned your Holding Company segment did not exist prior to April 1, 2007. To help us better understand this matter, please explain to us in detail the assets, liabilities, income and expenses you have assigned to your Holding Company segment, and explain to us why you believe these items did not exist in prior periods. We remind you that if these assets, liabilities, income and expenses existed in prior periods but were allocated to other segments, you should restate your segmental information throughout your filing as though your current reportable segment structure had been in effect for all periods presented. Alternatively, if the assets, liabilities, income and expenses assigned to your Holding Company segment did not exist prior to April 1, 2007, such that your restated segmental information would reflect zero balances for the Holding Company segment in all prior periods, we will not object to your current disclosures.

Exhibit 8.1

5. This opinion refers to APower LTD as the British Virgin Island company that will issue shares in the reincorporation merger and the exchange offer. However, the issuer of the shares, according to the registration statement, is China Energy Technology Limited. Please reconcile.

6. Please revise the description of the issuance of the warrants and units to clarify that CETL will issue one warrant for each outstanding warrant of CSCAC and one unit for each outstanding unit of CSCAC, consistent with the prospectus disclosure. The reference to "the same terms as the equivalent securities had been issued by CSCAC" appears to refer to the terms of the original issuance of these securities, not the terms upon which they will be issued in the redomestication merger.

7. Your opinion appears to cover the tax consequences of the exchange offer, as you refer to the discussion in the prospectus under "Exchange Offer." Please briefly state the terms of the exchange offer, as you have done for the redomestication

Mr. Kerry Propper
Chardan South China Acquisition Corporation
China Energy Technology Limited
November 26, 2007
Page 3

merger.

8.   As you are filing a short form opinion, counsel must state, both in the opinion letter and in the prospectus, that the discussions in the tax section of the prospectus constitute counsel's opinion. It is not acceptable for counsel to opine on the quality of the disclosure (i.e., that it sets forth the material tax considerations).

9.   It is acceptable to limit the purpose for which the opinion may be used, but not the persons entitled to rely on it. Therefore, in the penultimate sentence of the opinion letter, please remove the phrase "only for the benefit of CSCAC and its stockholders", and in the last sentence, please remove the phrase "or by any other person or entity."

*   *   *   *

Please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or, in her absence Jennifer Thompson, Staff Accountant, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Douglas J. Rein
      Ms. Amy Hsiung
      DLA Piper US LLP
      4365 Executive Drive, Suite 1100
      San Diego, CA 92121-2133